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SEC FILE NUMBER
8- 50307

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 W 135TH STREET, STE 100
(No. and Street)

LEAWOOD	KS	66224
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. MEIER (913) 239-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W 47TH PLACE, SUITE 204	WESTWOOD	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/4/15

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Kansas
County of Johnson
Subscribed and sworn to before me
this 26 day of February, 2015

Jo Ellen Byron
Notary Public

NOTARY PUBLIC
Jo Ellen Byron
Exp. Date 11/25/2017
STATE OF KANSAS

Signature

VICE PRESIDENT AND PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2014 AND 2013
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | www.mhkcpas.com

FAS CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2014 AND 2013
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

This report is deemed to be

CONFIDENTIAL

in accordance with Rule 17a-5(e)(3).
A statement of financial condition and
supplementary report on the internal control
structure bound separately has been filed with
the Securities and Exchange Commission
simultaneously herewith as a public document.

FAS CORP.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2014 AND 2013
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
FAS Corp.
Leawood, Kansas

Report on the Financial Statements

We have audited the accompanying financial statements of

FAS Corp.

which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2014 and 2013 (supplemental information), have been subjected to audit procedures performed in conjunction with the audit of FAS Corp.'s financial statements. The supplemental information is the responsibility of FAS Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy for the information presented in the Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2014 and 2013. In forming our opinion on the supplemental information, we evaluated whether Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2014 and 2013, including its form and content are presented in conformity with 17 § C.F.R. 240.17a-5. In our opinion the Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2014 and 2013 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 23, 2015

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash	$ 96,441	$ 109,782
Commisions receivable	628,746	414,703
Prepaid expenses	8,339	10,609
TOTAL ASSETS	$ 733,526	$ 535,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	592,584	380,993
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 100,000 shares authorized, 10,310 shares issued and outstanding	10,310	10,000
Additional Paid in Capital	10,758	6,967
Retained earnings	119,874	137,134
TOTAL STOCKHOLDERS' EQUITY	140,942	154,101
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 733,526	$ 535,094

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF INCOME
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES		
Commission income	$ 8,666,274	$ 7,329,538
OPERATING EXPENSES		
Commission expense	7,553,626	6,318,291
Management fees	488,599	486,262
Overhead reimbursement	283,138	283,138
Other expenses	64,070	69,466
TOTAL OPERATING EXPENSES	8,389,433	7,157,157
NET INCOME	$ 276,841	$ 172,381

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock		Additional	Treasury Stock		Retained	Total Stockholders'
	Shares	Dollars	Paid in Capital	Shares	Dollars	Earnings	Equity
Balance at January 1, 2013	10,000	$ 10,000	$ -	$ (645)	$ (7,713)	$ 182,331	$ 184,618
Proceeds from Stock Sale in 2013	-	-	6,967	645	7,713	-	14,680
Net income for 2013	-	-	-	-	-	172,381	172,381
Distributions to stockholders in 2013	-	-	-	-	-	(217,578)	(217,578)
Balance at December 31, 2013	10,000	$ 10,000	$ 6,967	$ -	$ -	$ 137,134	$ 154,101
Proceeds from Issuance of Stock	310	310	3,791	-	-	-	4,101
Net income for 2014	-	-	-	-	-	276,841	276,841
Distributions to stockholders in 2014	-	-	-	-	-	(294,101)	(294,101)
Balance at December 31, 2014	10,310	$ 10,310	$ 10,758	-	$ -	$ 119,874	$ 140,942

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows From Operating Activities		
Net Income	$ 276,841	$ 172,381
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
Commissions Receivable	(214,043)	(175,496)
Prepaid Expenses	2,270	(7,599)
Accounts Payable	211,591	186,670
Net Cash Provided by Operating Activities	276,659	175,956
Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities		
Proceeds from (Stock Issuance 2014) & (Treasury Stock Sale 2013)	4,101	14,680
Distributions to stockholders	(294,101)	(217,578)
Net Cash Used In Financing Activities	(290,000)	(202,898)
Net (Decrease) in Cash	(13,341)	(26,942)
Cash, Beginning of Year	109,782	136,724
Cash, End of Year	$ 96,441	$ 109,782

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FAS Corp. (the Company) is a limited-activity broker-dealer incorporated in Kansas that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. During 2014 three payors were the source of 60% of commissions revenue earned by the Company and 75% of the commission receivables due to the Company at December 31, 2014. Three independent representative groups received 87% of commissions expense paid by the Company for the year ending December 31, 2014.

Subsequent Events

Subsequent events have been evaluated through February 23, 2015, which is the date the accompanying financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses in connection with variable product securities, specifically including trail commisions, are recorded on the accrual basis as transactions are completed.

Cash

Cash consists of demand deposit accounts held at financial institutions.

Income Taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Prior to 2012, the Company filed consolidated S corporation income returns with its parent. Under its S election, individual stockholders of the parent (before 2012) and/or the Company (after 2011) report their respective shares of taxable income and deductions on their personal income tax returns. As a result, income taxes are not provided for in the accompanying financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2013, 2012, and 2011 remain open as of February 23, 2015, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and unlikely tax positions are not.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 and 2013, the Company reported net capital of $80,835 and $143,492, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with Financial Advisory Service, Inc. whereby the Company pays an overhead reimbursement expense of $283,138. The Company pays rent to M3 Development Company, a related party. Rent expense for both years 2014 and 2013 was $56,100.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with Financial Advisory Service, Inc.(a related Party) whereby the Company pays a management fee equal to a percentage of the excess of trail fees or commissions the Company receives on variable annuity policies over its payments to registered representatives. For years ended December 31, 2014 and 2013, the Company incurred management fees of $488,599 and $486,262, respectively. At December 31, 2014 and 2013, the Company owed management fees payable of $84,541 and $85,968, respectively.

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2014, and as of December 31, 2014, and for the period through and including February 23, 2015, the Company was not aware of any such material chargeback claims outstanding.

SUPPLEMENTARY INFORMATION

FAS CORP.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
NET CAPITAL		
Total Stockholder's Equity	$ 140,942	$ 154,101
Deductions and/or charges:		
A. Nonallowable assets		
Prepaid expenses	8,339	10,609
Other deductions and charges	51,768	-
	60,107	10,609
Net Capital Before Haircuts on Securities Positions	80,835	143,492
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Certificates of deposit and preferred stock	-	-
Net Capital	$ 80,835	$ 143,492
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts Payable	$ 592,584	$ 380,993
Total Aggregate Indebtedness	$ 592,584	$ 380,993
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Required	$ 39,506	$ 25,400
Excess Net Capital	$ 41,329	$ 118,092
Net Capital Less 120% of Requirement	$ 21,577	$ 105,393
Ratio: Aggregate Indebtedness to Net Capital	7.33 to 1	2.66 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

FAS CORP.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The Company operated under the exemptive provisions of paragraph (k)(1) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2014 and 2013.

FAS CORP.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2014 and 2013.

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors and Shareholders
FAS Corp.

We have reviewed management's statements, included in the accompanying FAS Corp. Exemption Report, in which (1) FAS Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which FAS Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) FAS Corp. stated that FAS Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. FAS Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FAS Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Haviland Ketter P.C. PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 23, 2015

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

4747 W. 135th Street, Suite 100
Leawood, Kansas 66224

Phone: 913-239-2300
Fax: 913-239-2301

FAS CORP.
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2014

As of December 31, 2014 and during the fiscal year then ended, FAS Corp (the "Company') operated under the exemptive provision of paragraph **(k)(1)** of the Securities and Exchange Commission Rule 15c3-3.

The Company met the identified exemption provisions throughout the fiscal year ended December 31, 2014 without execption.